Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-121865, 333-109817 and 333-98405 on Forms S-8 of our reports dated April 11, 2016, relating to (1) the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts) and (2) the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2015.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 11, 2016